Exhibit 4.18

35 W. 35th Street, 11th Floor | New York, NY 10001-0080 | P 212.827.0020 | www.tiberend.com

November 1, 2016

Prateek Dwivedi

Ehave, Inc.

250 University Avenue, Suite 200

Toronto, ON M5H 3E5

Dear Teek:

This letter agreement (this “Agreement”) will confirm our understandings with respect to the retention of Tiberend Strategic Advisors, Inc. (“Tiberend”) to provide public relations and investor relations services to Ehave, Inc. (“you”).

1.	Services

Tiberend will serve as your exclusive public relations and investor relations agency as per the “Investor Relations and Corporate Communications Proposal” dated September 1, 2016.

2.	Term and Termination

We will commence performing services for you as of November 1, 2016, and this Agreement shall continue in effect for a period of twelve (12) months thereafter, through and until October 31, 2017. Thereafter, this Agreement will automatically renew for additional one-year terms, unless either party shall provide the other party with notice of its intention not to renew no later than sixty (60) days prior to the expiration date of the initial term or the anniversary date of the then current renewal term, as the case may be.

3.	Professional Fees and Expenses

The professional fee for our services shall be as follows:

	Pre-NASDAQ	Post-NASDAQ
MONTHLY FEE:	$8,500 / month	$11,000 / month
ADMIN:	$ 850 / month	$ 1,100 / month
Total Monthly Costs	$9,350	$12,100

Invoices for our fees, plus expenses as described below, will be issued at the end of each month for the following month, and are payable within thirty (30) days. Travel, third party vendor costs such as PR Newswire, and other out-of-pocket costs such as meetings with reporters, will be billed separately.

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We may increase our fees upon not less than sixty (60) days prior written notice to you at any time after the expiration of the initial one-year term, but in no event more frequently than once every 12 months.

We reserve the right to charge interest on the amount of any invoice that is not paid within thirty (30) days at the rate of twelve percent (12%) per year, and we will also charge you for any reasonable attorneys’ fees or other fees or costs, which we may incur in connection with the collection of unpaid invoices.

4.	Notices

All notices pertaining to this Agreement shall be in writing and shall be sent by certified mail, return receipt requested, or by a recognized overnight courier service. The addresses set forth above for the respective parties shall be the places where notice shall be sent, unless written notice of a change of address is given.

5.	Representation of Accuracy and Completeness

You acknowledge that Tiberend will be relying upon the accuracy and completeness of all documents and information provided by you at any time during the term of this Agreement, and is not responsible for independently verifying the truth and accuracy of any such documents or information. You represent and warrant that all such documents and information will be true, accurate and complete.

6.	Indemnification

You agree to indemnify and hold harmless Tiberend and all of its employees, agents and representatives, from and against any demands, claims, or liability actually incurred or suffered by any of them directly relating to or arising out of the inaccuracy of any information provided to Tiberend by you or any of your employees, agents or representatives. Such indemnification shall include all costs and expenses incurred by Tiberend or any of its employees, agents or representatives in connection therewith, including without limitation, reasonable attorneys’ fees and costs of litigation. This indemnification obligation shall not apply to demands, claims or liabilities relating to or arising out of the gross negligence or willful misconduct of Tiberend. The provisions of this paragraph shall survive the expiration or termination of this Agreement.

7.	Confidentiality

Except in connection with the performance of our services for you as your investor and public relations agency, we will hold in confidence and will not use nor disclose to third parties information we receive from you, except for information which was public at the time of disclosure or becomes part of the public domain without disclosure by us or information which we learn from a third party which does not have an obligation of confidentiality to you.

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8.	Controlling Law

The validity, interpretation and performance of this Agreement shall be controlled by and construed under the laws of the State of New York.

9.	Entire Agreement

This Agreement contains the entire understanding of the parties. No representations were made or relied upon by either party other than those expressly set forth herein. Neither party may alter any of the terms hereof, unless in writing and signed by an executive officer of such party.

Tiberend Strategic Advisors, Inc.

By:	/s/ Greg Tiberend
Gregory Tiberend, President & CEO

ACCEPTED AND AGREED TO:

Ehave, Inc.

By:	/s/ Prateek Dwivedi
Prateek Dwivedi, President & CEO

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